1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

STEPHEN T. COHEN stephen.cohen@dechert.com +1 202 261 3304 Direct +1 202 261 3024 Fax

August 18, 2021

VIA EDGAR

Ashley Vroman-Lee

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	RBC Funds Trust (the “Trust”)

File Nos.: 333-111986; 811-21475

Dear Ms. Vroman-Lee:

We are writing in response to the comment provided telephonically on August 10, 2021 with respect to the preliminary proxy statement and related materials filed on . The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Capitalized terms used but not defined in this letter have the meanings given to them in the Fund’s registration statement

Comment 1.	Please include information about who is paying for the costs associated with the proxy statement in the “Questions and Answers.”

Response 1.    The disclosure has been revised accordingly.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at 202.261.3304. Thank you.

Sincerely,

/s/ Stephen T. Cohen
Stephen T. Cohen